SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

INTERVOICE, INC.
(Name of Subject Company)

INTERVOICE, INC.
(Name of Person(s) Filing Statement)

Common Stock, no par value
(including associated Preferred Stock Purchase Rights)
(Title of Class of Securities)
461142101
(CUSIP Number of Class of Securities)

Office of the General Counsel
Intervoice, Inc.
17811 Waterview Parkway
Dallas, TX 75252
(972) 454-8708
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
David E. Morrison, Esq.
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue
Suite 2800
Dallas, TX 75201
(214) 855-8000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

To: INTV Worldwide
Subject: Intervoice statement on Convergys 2Q 2008 Financial Results
Earlier today, Convergys (NYSE: CVG) announced earnings for 2Q 2008.
According to Dave Dougherty, Convergys’ President and CEO, “Convergys was able to grow earnings per share in the second quarter in the face of a challenging economic environment. While I’m pleased with the performance of Information Management and HR Management in the quarter, our Customer Management results need to be better. We have put in place new leadership and we are taking decisive action to expand and improve Customer Management revenue and margin trends in the future. Our recently announced acquisition of Intervoice will help us build a leadership position in Relationship Management solutions. We remain committed to aligning the company’s assets and capital to our Relationship Management strategy and increasing shareholder value in the process.”
A copy of the news release can be found at www.convergys.com.
Despite recent macroeconomic conditions, Convergys’ 2Q results are solid. The executive management and board of directors for both companies remain committed to the pending merger for all the reasons that were proposed. It is about growth — not consolidation — and we expect it to create significant value for our shareholders, new opportunities for our employees, and enhanced ways to drive our customers’ success.
Please remember we operate today as separate companies and it is important for all employees to remain focused on delivering a strong Q2 for Intervoice. We will maintain our commitment to regular communications, or as new or significant information becomes available. As always, we encourage you to speak to your manager or HR representative for any additional questions you might have.
Thank you.

Bob Ritchey	Jim Milton

Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Intervoice common stock has not commenced. At the time the expected tender offer is commenced, Convergys Corporation intends to file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice intends to file a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company and the transaction can be obtained by all shareholders of Intervoice, when available, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.